UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009

Commission File Number: 001-33766

AGRIA CORPORATION
Room 1701, 17/F, Dutyfree Business Building
Fuhua First Road, Futian District
Shenzhen 518048, China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By	:	/s/ Xie Tao
Name	:	Xie Tao
Title	:	Chief Executive Officer

Date: September 17, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1
ANNOUNCEMENT OF SENIOR MANAGEMENT CHANGES AND STRATEGIC REVIEW
Beijing, China — September 14, 2009 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based agri-solutions provider, today announced the following senior management changes as part of its implementation of strategic review:
1.	Mr. Xie Tao has been appointed by the Board of Directors as the Chief Executive Officer of the Company, effective September 14, 2009;

2.	With the appointment of Mr. Xie Tao as the Chief Executive Officer, Mr. Alan Lai will retire from his position as the Chief Executive Officer of the Company, effective September 14, 2009. He will remain in the position of Chairman of the Board of Directors of the Company;

3.	Mr. Christopher Boddington has been appointed by the Board of Directors as the Chief Financial Officer of the Company, effective September 14, 2009;

4.	With the appointment of Mr. Christopher Boddington, Mr. Raymond Lo will retire from his position as the acting Chief Financial Officer of the Company, effective September 14, 2009. He will be a member of the advisory panel of the Company.
Background to strategic review
The Company announced on June 25, 2009 that it would be late in filing its Form 20-F for the fiscal year ended December 31, 2008 (the “2008 20-F”) due to delays in completing the preparation of its annual financial statements. The delays were caused by (i) two investigations being conducted at the direction of the Audit Committee of the Company, one of which is in response to allegations made by a former employee of Primalights III Agricultural Development Co., Ltd. (“P3A”), a consolidated affiliated entity of the Company; and (ii) a delay in completing the valuation of the Company’s biological assets, including sheep and date trees, which is being conducted by an independent valuation firm.
While substantial progress has been made on the investigations led by the Audit Committee, the investigations have not yet been completed in part as the investigators have not received full cooperation from the current management of P3A. In addition, valuation of the Company’s biological assets is still ongoing, pending the adoption of appropriate valuation methods. This is in part because P3A has not provided sufficient data necessary for certain valuation method for our sheep inventory or explanations for variations in useful life of date trees. As a result, the Company is not able to estimate at this time when the investigations or the audit will be completed or when the 2008 20-F will be filed. Nonetheless, the Audit Committee is proceeding with these investigations with the cooperation of the senior management of the Company, who have indicated their intention to use their best efforts to ensure that the Company files its 2008 20-F as soon as practicable.
Scope of strategic review
The changes in senior management being announced are part of the Company’s efforts to review its current business strategy and implement its new strategy with a top-notch, experienced team of management. Upon joining the Company, Xie Tao will lead the management team to conduct a comprehensive strategic review of the Company. This review will concentrate on developing and implementing effective investment and growth strategies with the aim of enhancing the shareholders value. In addition, Mr. Xie and Mr. Boddington will lead the Company’s ongoing efforts in pursuing strategic acquisitions and alliances both in China and internationally.
Mr Alan Lai, Chairman of the Company, commented, “I am delighted that the Company has been able to retain the services of Xie Tao, who until recently was a senior partner at PricewaterhouseCoopers, an international accounting and advisory firm. In his long career at PwC, he gained extensive experience in helping both domestic and multinational companies in China to achieve a turnaround when these companies found themselves in difficult situations. I am delighted to pass the important responsibilities as the Chief Executive Officer to someone with proven leadership qualities like Xie Tao. I am committed to continuing to contribute to the Company as the Chairman of the Board by drawing on my long, extensive business experience. I believe that with Mr. Boddington and the rest of the management working alongside Mr. Xie, the Company will weather the challenging times and emerge stronger in the future. Raymond Lo has provided loyal services to the Company and I am pleased that he has agreed to remain involved in an advisory capacity.”
Xie Tao, the newly appointed Chief Executive Officer, commented, “I am glad to take up this position at this important juncture for the company. I appreciate the challenges the Company’s management is facing at this time and welcome the opportunity to lead a new team in addressing these challenges. I believe we need to focus the core strategy on creating value for shareholders and implement this strategy by taking advantage of high quality investment opportunities presented within and outside China.”
Prior to joining Agria, Xie Tao engaged in advisory practice at PricewaterhouseCoopers (PwC) for 20 years where he led PwC China market corporate finance practice and served on the firm’s governing board. Mr. Tao has extensive experience in China related cross-border investments and M&A and has helped structured many well-known China businesses. Mr. Tao received his bachelor’s degree in physics from Beijing University in China and was a member of the UK Chartered Association of Certified Accountants.
Chris Boddington engaged in advisory practice at PwC for ten years with a significant amount of time in China prior to joining Agria. Chris brings extensive experience in domestic and cross-border transactions as well as business restructuring. Chris holds a bachelor’s degree in Aeronautical Engineering from Kingston Polytechnic and is an ICAEW Chartered Accountant.

About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.